FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 18, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2017.

2.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2017 (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim Report

January-June 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2017

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

Summary

First six months of 2017

•                  Net interest revenues Skr 852 million (1H16: Skr 830 million)

•                  Operating profit Skr 486 million (1H16: Skr 461 million)

•                  Net profit Skr 371 million (1H16: Skr 360 million)

•                  New lending Skr 48.7 billion (1H16: Skr 36.4 billion)

•                  Basic and diluted earnings per share Skr 93 (1H16: Skr 90)

•                  After-tax return on equity 4.3 percent (1H16: 4.3 percent)

Second quarter of 2017

•                  Net interest revenues Skr 422 million (2Q16: Skr 401 million)

•                  Operating profit Skr 229 million (2Q16: Skr 151 million)

•                  Net profit Skr 175 million (2Q16: Skr 115 million)

•                  New lending Skr 31.2 billion (2Q16: Skr 15.3 billion)

•                  Basic and diluted earnings per share Skr 44 (2Q16: Skr 29)

•                  After-tax return on equity 4.1 percent (2Q16: 2.7 percent)

Equity and balances

•                  Total capital ratio 21.5 percent (year-end 2016: 25.1 percent)

•                  Total assets Skr 291.3 billion (year-end 2016: Skr 299.4 billion)

•                  Loans, outstanding and undisbursed Skr 266.5 billion
(year-end 2016: Skr 263.5 billion)

Statement by the CEO

Swedish exports are strong

Swedish exports have been strong in the first half of the year, and the outlook for the Swedish export industry is positive according to SEK’s Export Credit Trends Survey.

Swedish exporters have experienced high activity levels and from January to May, exports of goods increased 11 percent to Skr 537 billion compared with Skr 481 billion for the same period in 2016. However, the strong figures posted by exports of services of Skr 169 billion in the fourth quarter of 2016 were not repeated in the first quarter of 2017. Instead, exports of services declined 15 percent to Skr 143 billion. SEK published this spring’s Export Credit Trends Survey in June. The survey reported optimism among exporters with an increasing number of companies noting a rise in export order intake. The proportion of companies planning new recruitments is increasing robustly and, for the first time since 2013, the Export Credit Trends Survey found that the percentage of companies that plan to recruit in Sweden is higher than the percentage planning to recruit abroad.

In the first half of 2017, SEK’s new lending totaled Skr 48.7 billion (1H16: Skr 36.4 billion). Lending is allocated between various forms of financial solutions and between new and existing clients, which is in line with SEK’s strategy of broadening its operations. SEK completed a number of larger export credits in the second quarter. The choice of companies to utilize export credits despite favorable capital markets underlines the competitiveness of the Swedish export credit system.

In the first half of 2017, SEK participated in five different delegations. These delegations travelled to Brazil, Colombia, India, Indonesia and China under the common themes of environmental technology and the development of sustainable cities. Sweden is a global leader in a number of key areas in sustainable urban development, and SEK partners with exporters and other organizations in Team Sweden to ensure the competitiveness of Sweden’s offering.

In the first half of 2017, SEK received two prestigious awards: from FAR (the institute for the accountancy profession in Sweden), the award for the best Swedish sustainability report, and the ECA Sustainable Deal of the Year award that was presented at the annual TXF Export & Project Finance fair in Venice.

SEK has remained active in the borrowing market and issued a three-year, USD 1.5 billion benchmark bond that was well-received by investors.

It is pleasing to see that the operating profit for the first six months, despite higher costs, posted a year-on-year improvement and amounted to Skr 486 million (1H16: Skr 461 million). Healthy business activity has strengthened net interest income which totaled Skr 852 million (1H16: Skr 830 million). SEK is continuing to drive large internal IT development projects, which negatively impact the company’s operating expenses.

Efforts to improve our measurement of market risks are essentially complete, while adjustments to the new IFRS9 accounting standards and new government reporting continue in the fall.

SEK has a strong capitalization with a total capital ratio of 21.5 percent (year-end 2016: 25.1 percent) and healthy liquidity. The return on equity amounted to 4.3 percent for the first six months (1H16: 4.3 percent). SEK remains well placed to assist the Swedish export industry with financial solutions and to thereby strengthen Swedish exporters’ competitiveness.

“The choice of companies to utilize export credits despite favorable capital markets underlines the competitiveness of the Swedish export credit system.”

Catrin Fransson, CEO

Operations

Robust new lending

In line with SEK’s strategy, efforts to broaden the scope of business with existing customers and attract new customers have generated good results during the first six months of the year. Year-on-year, new lending was higher and amounted to Skr 31.2 billion (2Q16: Skr 15.3 billion), in the second quarter. In total, new lending in the first half of the year amounted to Skr 48.7 billion (1H16: Skr 36.4 billion). New lending during the quarter was well allocated between various financing solutions, such as export credits, trade finance and direct lending to Swedish exporters. The high lending volume was primarily attributable to a number of larger export credits in the period that had a considerable impact on the total volume of new lending. The distribution of new lending across different markets was relatively successful during the quarter, and SEK has, inter alia, succeeded in conducting business in many of the countries prioritized in the government’s export strategy, including countries in Africa.

New lending

Skr bn	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Lending to Swedish exporters[1]	13.0	12.7	18.1
Lending to exporters’ customers[2]	35.7	23.7	36.7
Total	48.7	36.4	54.8
CIRR loan as percentage of new financial transactions	33%	30%	20%

1                   Of which Skr 0.1 billion (1H16: Skr 0.4 billion; year-end 2016: Skr 0.1 billion) had not been disbursed at period end.

2                   Of which Skr 15.8 billion (1H16: 11.0 billion; year-end 2016: Skr 8.3 billion) had not been disbursed at period end.

Continued high liquidity

The first half of 2017 has been stable with high liquidity in the capital markets. During the first six months, SEK completed several public financing transactions. These include SEK’s issuance in the second quarter of a three-year, USD 1.5 billion benchmark bond, which was well received by investors. Moreover, SEK has issued a large volume of structured debt in the first half of the year, mainly in the Japanese Uridashi market where SEK remains one of the largest foreign issuers.

SEK continues to have high liquidity for new lending and remains well-prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
New long-term borrowings	54.3	38.0	70.4
Outstanding senior debt	249.3	263.5	252.9
Repurchase and redemption of own debt	12.2	5.0	15.0

Comments on the consolidated financial accounts

First six months of 2017

Operating profit for the first six months amounted to Skr 486 million (1H16: Skr 461 million). Net profit was Skr 371 million (1H16: Skr 360 million).

Net interest revenues

Net interest revenues for the first six months amounted to Skr 852 million (1H16: Skr 830 million), an increase of 3 percent compared to the same period in the previous year. Net interest revenues were affected negatively by a higher resolution fee of Skr 97 million (1H16: Skr 46 million), which SEK is required to pay to a fund to support the recovery of credit institutions. The higher resolution fee was offset by increased interest revenue from credit and lower borrowing costs. Average interest-bearing assets were in line with the corresponding period in the previous year.

Skr bn, average	Jan-Jun 2017	Jan-Jun 2016	Change
Total loans	206.5	206.9	0%
Liquidity investments	70.8	69.6	2%
Interest-bearing assets	277.3	276.4	0%
Interest-bearing liabilaties	253.3	250.6	1%

Net results of financial transactions

Net results of financial transactions for the first six months amounted to Skr -30 million (1H16: Skr -47 million), mainly due to unrealized losses related to the fair value of the credit spreads on SEK’s own debt, which was partially offset by unrealized gains related to the fair value of currency swaps.

Operating expenses

Skr mn	Jan-Jun 2017	Jan-Jun 2016	Change
Personnel expenses	-168	-157	7%
Other administrative expenses	-122	-125	-2%
Depreciation and impairment of non-financial assets	-23	-23	0%
Total operating expenses	-313	-305	3%

The operating expenses for the first six months increased by 3 percent compared to the corresponding period in the previous year. The increase was due to increased personnel expenses. Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management. Remuneration at the company level is capped at a maximum of two months’ salary for those who qualify. For the first six months, a provision of Skr 5 million was made for the remuneration in the system (1H16: reversal of Skr 4 million). During the same period in the previous year, a reversal of Skr 4 million for the earlier employee incentive scheme was made.

Net credit losses

Net credit losses for the first six months amounted to Skr -10 million (1H16: Skr -3 million). In the first six months, a provision of Skr -17 million was made for anticipated credit losses relative to individually-assessed counterparties. A Skr -10 million provision for expected credit losses to the reserve for collectively-assessed credits was also made as a result of a new method for calculating sovereign risk (see Note 10). Earlier impaired credits corresponding to Skr 64 million have now been concluded, and have resulted in a realized loss of Skr 47 million and a reversal of Skr 17 million. The collectively-assessed credits reserve amounted to Skr 180 million at June 30, 2017 (year-end 2016: Skr 170 million).

Other comprehensive income

Skr mn	Jan-Jun 2017	Jan-Jun 2016	Change
Items to be reclassified to operating profit	-85	-77	-10%
of which available-for-sale securities	-28	13	-315%
of which other comprehensive income effects related to cash-flow hedges	-57	-90	37%
Items not to be reclassified to operating profit	-13	-24	46%
Other comprehensive income after tax	-98	-101	3%

A major part of the items to be reclassified to operating profit were related to cash flow hedges. The effect was related to reclassification from other comprehensive income to net interest revenues due to the fact that hedging instruments previously were included in cash flow hedges.

Items not to be reclassified to operating profit were related to revaluation of defined benefit pensions. The negative impact in fair value was caused by the lower discount rate.

Second quarter of 2017

Operating profit for the second quarter amounted to Skr 229 million (2Q16: Skr 151 million). Net profit was Skr 175 million (2Q16: Skr 115 million).

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 422 million (2Q16: Skr 401 million), an increase of 5 percent compared to the corresponding period in the previous year. Increased earnings from credits and liquidity had a positive impact on net interest revenues, which was partially offset by a higher resolution fee, which SEK is required to pay to a fund to support the recovery of credit institutions.

Skr bn, average	Apr-Jun 2017	Apr-Jun 2016	Change
Total loans	208.7	205.3	2%
Liquidity investments	69.3	76.8	-10%
Interest-bearing assets	278.0	282.2	-1%
Interest-bearing liabilaties	255.3	258.4	-1%

Net results of financial transactions

Net results of financial transactions for the second quarter  amounted to Skr -36 million (2Q16: Skr -83 million), mainly due to unrealized losses attributable to the change in credit spreads on SEK’s own debt which was offset by unrealized gains attributable to currency swaps.

Operating expenses

Skr mn	Apr-Jun 2017	Apr-Jun 2016	Change
Personnel expenses	-89	-75	19%
Other administrative expenses	-62	-68	-9%
Depreciation and impairment of non-financial assets	-12	-11	9%
Total operating expenses	-163	-154	6%

Operating expenses for the second quarter increased by 6 percent compared to the same period the previous year. Increased personnel expenses were offset by lower consultant costs. Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. Remuneration at the company level is capped at a maximum of two months’ salary for those who qualify. For the second quarter, a provision of Skr 2 million was made for the remuneration in the system. During the second quarter of the previous year, the reversal of Skr 7 million made during the first quarter for the previous employee incentive scheme was reserved.

Net credit losses

For the second quarter of 2017, net credit losses amounted to Skr 13 million (2Q16: Skr -4 million). A previous impaired receivable has been fully repaid, which has resulted in a reversal of Skr 15 million.

Statement of Financial Position

Total assets and liquidity investments

Both liquidity investments and outstanding loans decreased compared to the year-end in 2016, due to maturities and repayments of loans.

Skr bn	June 30, 2017	December 31, 2016	Change
Total assets	291.3	299.4	-3%
Liquidity investments	69.3	72.3	-4%
Outstanding loans	204.2	208.7	-2%
of which loans in the S-system	49.8	50.8	-2%

SEK’s exposures to central and regional governments have decreased somewhat as exposures to corporates have increased (see Note 11). Total exposures amounted to Skr 337.5 billion on June 30, 2017 (year-end 2016: Skr 340.7 billion).

Liabilities and equity

As of June 30, 2017, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2017, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the officially supported export credits system (CIRR).

Capital adequacy

SEK maintains strong capitalization, with a total capital ratio of 21.5 percent (year-end 2016: 25.1 percent) and healthy liquidity. The change in capital ratios compared to the year-end 2016 is primarily due to SEK applying the internal ratings-based (IRB) approach to exposures to central and regional governments and to multilateral development banks beginning in the first quarter of 2017 (see Note 10).

Percent	June 30, 2017	December 31, 2016
Common Equity Tier 1 capital ratio	19.1	22.1
Tier 1 capital ratio	19.1	22.1
Total capital ratio	21.5	25.1
Leverage ratio	5.5	5.3
LCR according to the Swedish FSA	1,164	383
LCR according to the EU Commision’s delegated act	639	215
Net stable funding ratio (NSFR)	144.8	131.5

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but SEK is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2016 Annual Report.

The Swedish economy has performed well during the beginning of 2017. Both employment and economic growth have shown positive signs and contributed to the upswing. Swedish gross domestic product (GDP) continued to grow in the first quarter but returned to a calmer growth rate after a strong fourth quarter last year. Weaker service exports were the primary reason for the slowdown in GDP growth in the first quarter, but increases in both goods and services imports also contributed to the slow-down.

The annualized rate of Swedish GDP growth was approximately 2.2 percent in the first quarter and the unemployment rate was 6.7 percent as of May 2017. The consumer price index rose by 1.7 percent on an annualized basis as of May 2017, and the repo rate remains fixed at -0.5 percent. According to Statistics Sweden (SCB), in the first quarter, Swedish exports decreased by 0.2 percent compared to the prior quarter. Exports of goods increased by 1.7 percent and exports of services decreased by 4.3 percent. However, Swedish exports increased by almost 10 percent in the first quarter compared to the corresponding figure one year ago.

Financial markets have been stable in the first six months of 2017, despite political uncertainty mainly due to Brexit and US policy. European cooperation faces major challenges and political uncertainty risks ultimately affecting the real economy and the financial system.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently this means a total capital ratio between 18-20 percent.

Key performance indicators (Unaudited except for Jan-Dec 2016)

Skr mn (if not mentioned otherwise)	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
New lending	31,181	17,540	15,313	48,721	36,379	54,856
of which corporate lending	5,745	7,315	9,487	13,060	12,689	18,107
of which end-customer financing	25,436	10,225	5,826	35,661	23,690	36,749
CIRR loan as percentage of new lending	50%	3%	0%	33%	30%	20%
Loans, outstanding and undisbursed	266,470	263,065	273,113	266,470	273,113	263,483

New long-term borrowings	30,095	24,202	20,055	54,297	38,017	70,388
Outstanding senior debt	249,323	256,938	263,485	249,323	263,485	252,948

After-tax return on equity	4.1%	4.6%	2.7%	4.3%	4.3%	4.6%

Common Equity Tier 1 capital ratio	19.1%	19.0%	20.2%	19.1%	20.2%	22.1%
Tier 1 capital ratio	19.1%	19.0%	20.2%	19.1%	20.2%	22.1%
Total capital ratio	21.5%	21.5%	22.8%	21.5%	22.8%	25.1%
Leverage ratio	5.5%	5.4%	5.0%	5.5%	5.0%	5.3%
Liquidity coverage ratio (LCR) according to the Swedish FSA	1164%	562%	626%	1164%	626%	383%
Liquidity coverage ratio (LCR) according to the EU Commision’s delegated act	639%	438%	—	639%	—	215%
Net stable funding ratio (NSFR)	144.8%	136.6%	108.6%	144.8%	108.6%	131.5%

See definitions on page 31.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Interest revenues		987	886	754	1,873	1,481	3,188
Interest expenses		-565	-456	-353	-1,021	-651	-1,441
Net interest revenues		422	430	401	852	830	1,747
Net fee and commission income		-7	-6	-9	-13	-14	-29
Net results of financial transactions	2	-36	6	-83	-30	-47	-110
Total operating income		379	430	309	809	769	1,608
Personnel expenses		-89	-79	-75	-168	-157	-308
Other administrative expenses		-62	-60	-68	-122	-125	-236
Depreciation and impairment of non-financial assets		-12	-11	-11	-23	-23	-46
Total operating expenses		-163	-150	-154	-313	-305	-590
Operating profit before net credit losses		216	280	155	496	464	1,018
Net credit losses	3	13	-23	-4	-10	-3	-16
Operating profit		229	257	151	486	461	1,002
Tax expenses		-55	-61	-36	-115	-101	-222
Net profit		175	196	115	371	360	780

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		-20	-8	23	-28	13	46
Derivatives in cash flow hedges		-28	-29	-44	-57	-90	-169
Tax on items to be reclassified to profit or loss		11	8	5	19	17	27
Net items to be reclassified to profit or loss		-37	-29	-16	-66	-60	-96
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		-17	4	-11	-13	-24	-26
Tax on items not to be reclassified to profit or loss		4	-1	2	3	5	6
Net items not to be reclassified to profit or loss		-13	3	-9	-10	-19	-20

Total other comprehensive income		-50	-26	-25	-76	-79	-116

Total comprehensive income[1]		125	170	90	295	281	664

1      The entire profit goes to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share[2]	44	49	29	93	90	195

2      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Note	June 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	4, 5, 6	6,455	7,054
Treasuries/government bonds	4, 5, 6	3,084	3,687
Other interest-bearing securities except loans	3, 4, 5, 6	47,952	49,901
Loans in the form of interest-bearing securities	4, 5, 6	42,392	46,222
Loans to credit institutions	3, 4, 5, 6	26,260	26,190
Loans to the public	3, 4, 5, 6	147,401	147,909
Derivatives	5, 6, 7	8,229	12,005
Property, plant, equipment and intangible assets		109	123
Other assets		7,562	4,167
Prepaid expenses and accrued revenues		1,887	2,184
Total assets		291,331	299,442

Liabilities and equity
Borrowing from credit institutions	5, 6	1,639	3,756
Senior securities issued	5, 6	247,684	249,192
Derivatives	5, 6, 7	18,910	22,072
Other liabilities		1,476	2,374
Accrued expenses and prepaid revenues		1,728	2,036
Deferred tax liabilities		542	559
Provisions		51	51
Subordinated securities issued	5, 6	2,104	2,266
Total liabilities		274,134	282,306

Share capital		3,990	3,990
Reserves		54	130
Retained earnings		13,153	13,016
Total equity		17,197	17,136

Total liabilities and equity		291,331	299,442

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY IN SUMMARY (UNAUDITED EXCEPT FOR JAN-DEC 2016)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Jun, 2016	360					360
Other comprehensive income Jan-Jun, 2016, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	13			13
Derivatives in cash flow hedges	-90		-90
Tax on items to be reclassified to profit or loss	17		20	-3
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-24				-24
Tax on items not to be reclassified to profit or loss	5				5
Total other comprehensive income Jan-Jun, 2016	-79		-70	10	-19
Total comprehensive income Jan-Jun, 2016	281		-70	10	-19	360
Dividend	-356					-356
Closing balance of equity June 30, 2016 [1]	16,753	3,990	158	9	0	12,596
Opening balance of equity January 1, 2016	16,828	3,990	228	-1	19	12,592
Net profit Jan-Dec, 2016	780					780
Other comprehensive income Jan-Dec, 2016, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	46			46
Derivatives in cash flow hedges	-169		-169
Tax on items to be reclassified to profit or loss	27		37	-10
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-26				-26
Tax on items not to be reclassified to profit or loss	6				6
Total other comprehensive income Jan-Dec, 2016	-116		-132	36	-20
Total comprehensive income Jan-Dec, 2016	664		-132	36	-20	780
Dividend	-356					-356
Closing balance of equity December 31, 2016 [1]	17,136	3,990	96	35	-1	13,016
Net profit Jan-Jun 2017	371					371
Other comprehensive income Jan-Jun, 2017, related to:
Items to be reclassified to profit or loss
Available-for-sale securities	-28			-28
Derivatives in cash flow hedges	-57		-57
Tax on items to be reclassified to profit or loss	19		13	6
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	-13				-13
Tax on items not to be reclassified to profit or loss	3				3
Total other comprehensive income Jan-Jun, 2017	-76		-44	-22	-10
Total comprehensive income Jan-Jun, 2017	295		-44	-22	-10	371
Dividend	-234					-234
Closing balance of equity June 30, 2017 [1]	17,197	3,990	52	13	-11	13,153

1      The entire equity is attributable to the shareholder of the Parent Company (as defined below)

STATEMENT OF CASH FLOWS IN THE CONSOLIDATED GROUP (UNAUDITED EXCEPT FOR JAN-DEC 2016)

Skr mn	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Operating activities
Operating profit [1]	486	461	1,002
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	10	3	16
Depreciation and impairment of non-financial assets	23	23	46
Exchange rate differences	5	-1	0
Unrealized changes in fair value	38	60	195
Other	69	26	30
Income tax paid	-182	-195	-276
Total adjustments to convert operating profit to cash flow	-38	-84	11
Disbursements of loans	-40,443	-32,642	-61,350
Repayments of loans	40,042	35,790	72,214
Net change in bonds and securities held	203	-10,971	-9,041
Derivatives relating to loans	298	124	652
Other changes — net	-1,358	-1,466	-54
Cash flow from operating activities	-810	-8,788	3,434
Investing activities
Capital expenditures	0	-21	-39
Cash flow from investing activities	0	-21	-39
Financing activities
Proceeds from issuance of short-term senior debt	22,301	14,781	17,904
Proceeds from issuance of long-term senior debt	54,442	39,217	70,085
Repayments of debt	-58,350	-28,531	-70,829
Repurchase and early redemption of own long-term debt	-13,541	-4,947	-14,523
Derivatives relating to debts	-4,180	-1,962	-834
Dividend paid	-234	-356	-356
Cash flow from financing activities	438	18,202	1,447
Net cash flow for the year	-372	9,393	4,842
Exchange rate differences on cash and cash equivalents	-227	-233	-46
Cash and cash equivalents at beginning of the period	7,054	2,258	2,258
Cash and cash equivalents at end of the period [2]	6,455	11,418	7,054
of which cash at banks	268	241	916
of which cash equivalents	6,187	11,177	6,138

[1] Interest payments received and expenses paid
Interest payments received	2,131	1,364	2,975
Interest expenses paid	1,297	606	1,229

2      Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

NOTES

Note 1. Applied accounting principles and impacts from changes in accounting principles

Note 2. Net results of financial transactions

Note 3. Impairment and past-due receivables

Note 4. Loans and liquidity investments

Note 5. Classification of financial assets and liabilities

Note 6. Financial assets and liabilities at fair value

Note 7. Derivatives

Note 8. S-system

Note 9. Pledged assets and contingent liabilities

Note 10. Capital adequacy

Note 11. Exposures

Note 12. Transactions with related parties

Note 13. Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and Aktiebolaget Svensk Exportkredit (publ) (Swedish Export Credit Corporation) (the “Parent Company”), are in all material aspects, the same as those used for the 2016 annual financial statements. The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2016.

Future changes to IFRS

IFRS 9 Financial instruments covering classification and measurement, impairment and general hedge accounting was adopted by IASB in 2014. The adoption of IFRS 9 becomes mandatorily effective beginning January 1, 2018, with early adoption permitted. During the first six months of 2017, several preliminary decisions have been made. The assessments required under the solely payments of principal and interest test (SPPI) and business model test have been completed. Loans will be measured at amortized cost because SPPI was met, and SEK’s business model is to hold loans to maturity. Liquidity investments will be measured at fair value through profit and loss, as the business model for the portfolio requires a daily evaluation at fair value. Classification according to IFRS 9 will increase the volatility in net profit, because previously under IAS 39, changes in fair value of liquidity investments were recorded through other comprehensive income rather than through profit and loss. Point-in-time models for Probability of Default, Loss Given Default and Exposure at Default have been developed and will be decided by the Board’s Finance Committee and Credit Committee during the fall.

SEK is in the process of evaluating the effects from IFRS 9, and in line with the parameters established in accordance with IFRS 9, the simulated expected loss amount will be closer to the expected loss amount. For now, no conclusions have been reached as to any effects on SEK’s financial statements, capital adequacy or large exposures. It is still not clear how the capital requirements rules will treat the relationship between IFRS 9 expected credit losses and the expected loan losses according to the capital adequacy. During the second half of 2017, the IFRS 9 project will continue with calibrating parameters, parallel run, and establishing governance for IFRS 9.

The IASB has also adopted IFRS 15 Revenue from Contracts with Customers, which is applicable from January 1, 2018. IFRS 15 is not applicable for financial instruments or leasing agreements. IFRS 15 is not expected to have any material effects on SEK’s financial statements, capital adequacy or large exposures.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposures.

Note 2. Net results of financial transactions

Skr mn	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Derecognition of financial instruments not measured at fair value through profit or loss	3	0	3	3	3	4
Financial assets or liabilities at fair value through profit or loss	-38	-13	-31	-51	0	-80	[1]
Financial instruments under fair-value hedge accounting	-1	20	-54	19	-48	-32
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	0	-1	-1	-1	-2	-2
Total net results of financial transactions	-36	6	-83	-30	-47	-110

1      During the fourth quarter of 2016, SEK adopted a new valuation method for derivatives. The new valuation method led to a negative impact on operating profit.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely.

These effects are presented in the table above under the line items “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”.

Note 3. Impairment and past-due receivables

Skr mn	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Credit losses	—	-27	-6	-27	-6	-23
Reversal of previous write-downs	13	4	2	17	3	7
Net impairment and reversals	13	-23	-4	-10	-3	-16
Established losses	—	-47	—	-47	—	—
Reserves applied to cover established credit losses	—	47	—	47	—	—
Recovered credit losses	—	—	0	—	0	0
Net credit losses[1]	13	-23	-4	-10	-3	-16

Reserve of impairment of financial assets
Opening balance	-230	-254	-235	-254	-236	-236
Reserves used to cover write-downs	—	47	—	47	—	—
Net impairment and reversals	13	-23	-4	-10	-3	-16
Currency effects	0	0	0	0	0	-2
Closing balance	-217	-230	-239	-217	-239	-254

1      Net credit losses for the first six months amounted to Skr -10 million (1H16: Skr -3 million). The increase compared to the corresponding period the previous year is mainly explained by impairments of Skr -17 million (1H16: Skr -6 million) relative to individually-assessed counterparties and an increase to the reserve for collectively-assessed credits of Skr -10 million (1H16: Skr - million) as a result of a new method for calculating sovereign risk (see Note 10). Reversal of previous impairments amounted to Skr 17 million, which mainly relates to a receivable where agreement has been reached. Skr 47 million was established as a credit loss for which previous reserves have been applied.

Past-due receivables

Receivables past-due have been recorded at the amounts expected to actually be received at settlement.

Skr mn	June 30, 2017	December 31, 2016
Past-due receivables:[1]
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	31	55
Aggregate amount of principal and interest more than 90 days past-due [2]	23	44
Principal amount not past-due on such receivables	838	3,778
Total Past-due receivables	892	3,877

1              A larger, previous past-due, unpaid loan was restructured and refinanced in 2016. The old loan has been fully repaid and refinanced with a new loan at terms and conditions which mainly correspond to the terms and conditions of the old loan. The new loan is fully covered by adequate guarantees and therefore no loan loss has been recorded.

As of December 31, 2016, SEK had one large unpaid amount, which represented the main part of the total loans outstanding. The unpaid amount relates to the fourth quarter of 2015 and was, to a large extent, covered by adequate guarantees which is why expected future credit loss was limited in relation to the amount included in Past-Due Receivables above. The unpaid amount was restructured as of March 31, 2017, and was partially replaced with a new loan, for which no reserve was considered necessary. The established credit loss was covered by previous write-downs.

2              Of the aggregate amount of principal and interest past due, Skr 9 million (year-end 2016: Skr 38 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, Skr 14 million (year-end 2016: Skr 4 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period, and Skr - million (year-end 2016: Skr 2 million) was due for payment more than nine months before the end of the reporting period.

Note 4. Loans and liquidity investments

Skr mn	June 30, 2017	December 31, 2016
Loans:
Loans in the form of interest-bearing securities	42,392	46,222
Loans to credit institutions	26,260	26,190
Loans to the public	147,401	147,909
Less:
Cash collateral under the security agreements for derivative contracts[1]	-11,826	-11,621
Deposits with time to maturity exceeding three months	—	—
Total loans	204,227	208,700

Liquidity investments:
Cash and cash equivalents	6,455	7,054
Cash collateral under the security agreements for derivative contracts	11,826	11,621
Deposits with time to maturity exceeding three months	—	—
Treasuries/government bonds	3,084	3,687
Other interest-bearing securities except loans	47,952	49,901
Total liquidity investments	69,317	72,263

Total interest-bearing assets	273,544	280,963

1      Included in Loans to credit institutions.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	Financial assets at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO1)		Derivatives used for hedge accounting	Available- for-sale	Loans and receivables	Total
Cash and cash equivalents	—	—		—	—	6,455	6,455
Treasuries/government bonds	—	—		—	3,084	—	3,084
Other interest-bearing securities except loans	—	119	[2]	—	47,833	—	47,952
Loans in the form of interest-bearing securities	—	—		—	—	42,392	42,392
Loans to credit institutions	—	—		—	—	26,260	26,260
Loans to the public	—	—		—	—	147,401	147,401
Derivatives	4,568	—		3,661	—	—	8,229
Total financial assets, June 30, 2017	4,568	119		3,661	50,917	222,508	281,773
Total financial assets, December 31, 2016	6,371	1,750		5,634	52,107	227,106	292,968

1      Fair Value Option (FVO)

2      During 2017, a large amount of assets classified as FVO have matured.

Financial liabilities by accounting category

	Financial liabilities at fair value through profit or loss
Skr mn	Held-for- trading	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities	Total
Borrowing from credit institutions	—	—	—	1,639	1,639
Senior securities issued	—	71,883	—	175,801	247,684
Derivatives	13,984	—	4,926	—	18,910
Subordinated securities issued	—	—	—	2,104	2,104
Total financial liabilities, June 30, 2017	13,984	71,883	4,926	179,544	270,337

Total financial liabilities, December 31, 2016	15,770	71,079	6,302	184,135	277,286

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/- loss)
Skr mn	June 30, 2017	December 31, 2016	Jan-Jun 2017	Jan-Jun 2016
Netto CVA/DVA[1]	-4	-14	10	-1
OCA[2]	-469	-383	-86	-27

1      CVA (Credit value adjustment) and DVA (Debt value adjustment) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2      OCA (Own credit adjustment) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Financial assets and liabilities at fair value

	June 30, 2017
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	6,455	6,455	0
Treasuries/governments bonds	3,084	3,084	0
Other interest-bearing securities except loans	47,952	47,952	0
Loans in the form of interest-bearing securities	42,392	43,533	1,141
Loans to credit institutions	26,260	26,352	92
Loans to the public	147,401	149,974	2,573	[1]
Derivatives	8,229	8,229	0
Total financial assets	281,773	285,579	3,806

Borrowing from credit institutions	1,639	1,639	0
Senior securities issued	247,684	249,003	1,319
Derivatives	18,910	18,910	0
Subordinated securities issued	2,104	2,110	6
Total financial liabilities	270,337	271,662	1,325

	December 31, 2016
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (-)
Cash and cash equivalents	7,054	7,054	—
Treasuries/governments bonds	3,687	3,687	—
Other interest-bearing securities except loans	49,901	49,911	10
Loans in the form of interest-bearing securities	46,222	47,210	988
Loans to credit institutions	26,190	26,240	50
Loans to the public	147,909	150,338	2,429	[1]
Derivatives	12,005	12,005	—
Total financial assets	292,968	296,445	3,477

Borrowing from credit institutions	3,756	3,756	—
Senior securities issued	249,192	250,151	959
Derivatives	22,072	22,072	—
Subordinated securities issued	2,266	2,265	-1
Total financial liabilities	277,286	278,244	958

1       Skr 1,734 million of the surplus value  (year-end 2016: Skr 1,721 million) is mainly related to CIRR loans (as defined below) within the S-system (as defined below). See note 8 for more information regarding the S-system.

Determination of fair value

The determination of fair value is described in the Annual Report for 2016, see Note 1 (h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	3,084	—	—	3,084
Other interest-bearing securities except loans	—	119	—	119	—	47,833	—	47,833
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	6,115	2,114	8,229	—	—	—	—
Total, June 30, 2017	—	6,234	2,114	8,348	3,084	47,833	—	50,917

Total, December 31, 2016	1,368	9,868	2,519	13,755	4,643	47,464	—	52,107

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value through profit or loss
	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	22,588	49,295	71,883
Derivatives	—	16,136	2,774	18,910
Subordinated securities issued	—	—	—	—
Total, June 30, 2017	—	38,724	52,069	90,793

Total, December 31, 2016	1	40,597	52,553	93,151

There were no transfers made between levels during the period January-June 2017 (year-end 2016: Skr - million).

Financial assets and liabilities at fair value in Level 3, June 30, 2017

Skr mn	January 1, 2017	Purchases /Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange-rate effects	June 30, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-7	—	—
Senior securities issued	-48,217	-15,825	13,690	—	—	1,478	-421	-49,295
Derivatives, net	-2,404	15	683	—	—	-1,577	2,623	-660
Net assets and liabilities, 2017	-50,364	-15,810	14,123	—	—	-106	2,202	-49,955

1      In senior securities, a security was identified as Level 3 as of December 31, 2016 and, as a result, the opening balance has been adjusted.

Financial assets and liabilities at fair value in Level 3, December 31, 2016

Skr mn	January 1, 2016	Purchases /Issues	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains and losses through profit or loss[1]	Currency exchange-rate effects	December 31, 2016
Other interest-bearing securities except loans	261	—	—	—	—	-4	0	257
Senior securities issued	-38,709	-15,279	10,176	—	—	-651	-3,424	-47,887
Derivatives, net	-2,551	-1,259	-263	—	—	722	947	-2,404
Net assets and liabilities, 2016	-40,999	-16,538	9,913	—	—	67	-2,477	-50,034

1      Gains and losses through profit or loss, including the impact of exchange rates, is reported as interest net revenue and results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of June 30, 2017, amount to Skr 259 million loss (year-end 2016: Skr 12 million profit) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3-instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3-instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3-instruments. For Level 3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/— 10 basis points. For the Level 3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/— 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3-instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change of SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. This means that an increase or decrease in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large increase or decrease of fair value in the derivative because the underlying market data in the security is also used to evaluate the derivative.

Sensitivity analysis — level 3 assets and liabilities

	June 30, 2017
Assets and liabilities Skr mn	Fair value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Interest rate	0	Credit spreads	10BP - (10BP)	Discounted cash flow	0	0
Sum other interest-bearing securities except loans	0				0	0

Equity	-165	Correlation	0.75 - (0.01)	Option Model	5	-4

Interest rate	805	Correlation	0.21 - (0.42)	Option Model	-195	187

FX	-1,143	Correlation	0.88 - (0.78)	Option Model	25	-22

Other	-157	Correlation	0.62 - 0.05	Option Model	0	0

Sum derivatives, net	-660				-165	161

Equity	1,716	Correlation	0.75 - (0.01)	Option Model	-3	3
		Credit spreads	10BP - (10BP)	Discounted cash flow	28	-28
Interest rate	47,419	Correlation	0.21 - (0.42)	Option Model	198	-190
		Credit spreads	10BP - (10BP)	Discounted cash flow	124	-124
FX	33	Correlation	0.88 - (0.78)	Option Model	-25	22
		Credit spreads	10BP - (10BP)	Discounted cash flow	92	-92
Other	127	Correlation	0.62 - 0.05	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	2	-2
Sum senior securities issued	49,295				416	-411

Total effect on profit or loss[2]					251	-250

Other interest-bearing securities except loans, December 31, 2016	257				0	0
Derivatives, net, December 31, 2016	-2,404				-270	258
Senior securities issued, Deember 31, 2016	-47,887				191	-192
Total effect on profit or loss, December 31, 2016					-79	66

1      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3-instruments, with maximum positive and negative changes.

2      Of the total impact on profit or loss, the sensitivity effect of SEK’s own credit spread was Skr 246 million (year-end 2016: Skr 244 million) under a maximum scenario and Skr -246 million (year-end 2016: Skr -244 million) under a minimum scenario.

Note 7. Derivatives

Derivatives by categories

	June 30, 2017			December 31, 2016
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,925	8,593	227,062	4,309	9,909	244,854
Currency-related contracts	3,730	9,563	137,036	7,115	10,302	137,656
Equity-related contracts	574	587	26,508	581	1,683	24,829
Contracts related to commodities, credit risk, etc.	—	167	-1,381	—	178	2,662
Total derivatives	8,229	18,910	389,225	12,005	22,072	410,001

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system (CIRR loans), and the State’s related concessionary credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(f) in the Annual Report for 2016.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK (see the line item “Remuneration to SEK” in the table below). The assets and liabilities of the S-system are included in SEK’s statement of financial position. Unrealized fair value changes on derivatives related to the S-system are presented net as a claim from the State under other assets.

Statement of Comprehensive Income for the S-system

Skr mn	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Interest revenues	339	332	276	671	569	1,185
Interest expenses	-274	-276	-230	-550	-475	-1,012
Net interest revenues	65	56	46	121	94	173
Interest compensation	12	2	108	14	109	121
Remuneration to SEK[1]	-32	-32	-28	-64	-56	-116
Foreign exchange effects	-3	-1	1	-4	5	4
Reimbursement to (-) / from (+) the State	-42	-25	-127	-67	-152	-182
Operating profit	0	0	0	0	0	0

1      The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	June 30, 2017	December 31, 2016
Cash and cash equivalents	34	55
Loans	49,789	50,793
Derivatives[1]	190	321
Other assets	3,346	3,414
Prepaid expenses and accrued revenues	343	352
Total assets	53,702	54,935

Liabilities	50,027	50,982
Derivatives[1]	3,384	3,576
Accrued expenses and prepaid revenues	291	377
Total liabilities and equity	53,702	54,935

Commitments
Committed undisbursed loans	55,848	49,080
Binding offers	756	2,911

1      Revaluation effects on derivatives are net reported as Other assets in Consolidated Statement of Financial Position. The change is mainly due to market value changes.

Results under the S-system by type of CIRR loans (Commercial Interest Reference Rate)

Skr mn	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Net interest revenues	77	68	58	145	119	224
Interest compensation	12	2	108	14	109	121
Remuneration to SEK	-31	-32	-27	-63	-55	-114
Foreign exchange effects	-3	-1	1	-4	5	4
Results under the S-system by CIRR loans	55	37	140	92	178	235

Results under the S-system for Concessionary loans

Skr mn	Apr-Jun 2017	Jan-Mar 2017	Apr-Jun 2016	Jan-Jun 2017	Jan-Jun 2016	Jan-Dec 2016
Net interest revenues	-12	-12	-12	-24	-25	-51
Remuneration to SEK	-1	0	-1	-1	-1	-2
Results under the S-system by Concessionary loans	-13	-12	-13	-25	-26	-53
Total comprehensive income in the S-system which represents net remuneration to the State (+) net remuneration to SEK (-)	42	25	127	67	152	182

Note 9. Pledged assets and contingent liabilities

Skr mn	June 30, 2017	December 31, 2016
Collateral provided etc.
Cash collateral under the security agreements for derivative contracts	11,826	11,621

Contingent assets
Guarantee commitments	3,231	3,027

Commitments
Committed undisbursed loans	62,243	54,783
Binding offers	1,355	4,630

Note 10. Capital adequacy

Capital adequacy analysis

	June 30, 2017	December 31, 2016
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	19.1%	22.1%
Tier 1 capital ratio	19.1%	22.1%
Total capital ratio	21.5%	25.1%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[2]	8.4%	8.0%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.4%	1.0%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet buffers[3]	13.1%	16.1%
Total capital ratio according to Basel I floor[4]	21.0%	22.8%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (as defined below), which, without regard to the transitional period, already have come into force in Sweden, are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively. The change in capital ratios compared to year-end 2016 is primarily due to SEK applying the internal rating-based (IRB) approach to exposures to central and regional governments and to multilateral development banks.

2      Expressed as a percentage of total risk exposure amount. Beginning March 31, 2017, the 4.5 percent minimum requirement is shown separately to clarify the summation of this ratio.

3      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent (excluding buffer requirements) and less 1.5 percent, consisting of Common Equity Tier 1 used to meet the Tier 1 requirements, since SEK does not have any additional Tier 1 capital. Beginning March 31, 2017, the ratio exclusively expresses the availability to meet buffer requirements. The year-end 2016 value has been recalculated to reflect this change in methodology.

4      The minimum requirement is 8.0 percent.

For further information on capital adequacy, risks, and CRR1, see the section entitled “Risk and capital management” in SEK’s Annual Report for 2016.

1      “CRR” means Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012.

Own funds — Adjusting items

Skr mn	June 30, 2017	December 31, 2016
Share capital	3,990	3,990
Retained earnings	12,782	12,236
Accumulated other comprehensive income and other reserves	54	130
Independently reviewed profit net of any foreseeable charge or dividend	260	546
Common Equity Tier 1 (CET1) capital before regulatory adjustments	17,086	16,902
Additional value adjustments due to prudent valuation	-458	-444
Intangible assets	-84	-101
Fair value reserves related to gains or losses on cash flow hedges	-52	-96
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	353	281
Negative amounts resulting from the calculation of expected loss amounts	-3	—
Total regulatory adjustments to Common Equity Tier 1 capital	-244	-360
Total Common Equity Tier 1 capital	16,842	16,542
Additional Tier 1 capital	—	—
Total Tier 1 capital	16,842	16,542
Tier 2-eligible subordinated debt	2,106	2,267
Credit risk adjustments[1]	—	12
Total Tier 2 capital	2,106	2,279
Total Own funds	18,948	18,821

Total Own funds according to Basel I floor	18,951	18,809

1      Expected loss amount calculated according to the IRB approach is a gross deduction from own funds. The gross deduction is decreased by impairment related to exposures for which expected loss is calculated. Excess amounts of such impairment will increase own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to corporates and financial institutions. As of June 30, 2017, the limitation rule has not had any effect (year-end 2016: no effect).

Minimum capital requirements exclusive of buffer

	June 30, 2017			December 31, 2016
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Central governments	—	—	—	145,531	963	77
Regional governments	—	—	—	19,904	—	—
Multilateral development banks	—	—	—	1,900	—	—
Corporates	1,490	1,490	119	1,450	1,450	116
Total credit risk standardized method	1,490	1,490	119	168,785	2,413	193

Credit risk IRB method
	164,428	9,427	754	—	—	—
Financial institutions[2]	46,582	14,500	1,160	44,947	14,089	1,127
Corporates [3]	106,500	55,558	4,445	95,519	51,104	4,088
Assets without counterparty	110	110	9	123	123	10
Total credit risk IRB method	317,620	79,595	6,368	140,589	65,316	5,225

Credit valuation adjustment risk	n.a.	2,375	190	n.a.	2,526	202
Foreign exchange risk	n.a.	1,058	85	n.a.	999	81
Commodities risk	n.a.	11	1	n.a.	14	1
Operational risk	n.a.	3,669	293	n.a.	3,669	293
Total	319,110	88,198	7,056	309,374	74,937	5,995

Adjustment according to Basel I floor	n.a.	2,211	177	n.a.	7,572	606
Total incl. Basel I floor	n.a.	90,409	7,233	n.a.	82,509	6,601

1      Exposure at default (EAD) shows the size of the outstanding exposure at default.

2      Of which counterparty risk in derivatives: EAD Skr 4,691 million (year-end 2016: Skr 4,515 million), Risk exposure amount of Skr 1,763 million (year-end 2016: Skr 1,784 million) and Capital requirement of Skr 141 million (year-end 2016: Skr 143 million).

3      Of which related to specialized lending: EAD Skr 2,763 million (year-end 2016: Skr 2,853 million), Risk exposure amount of Skr 1,900 million (year-end 2016: Skr 1,942 million) and Capital requirement of Skr 152 million (year-end 2016: Skr 155 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish Financial Supervisory Authority, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Beginning March 31, 2017, by permission from the Swedish Financial Supervisory Authority, the IRB approach is applied also to SEK’s exposures to central and regional governments and to multilateral development banks. Minimum capital requirements for these exposures increased due to the expanded IRB approach, which explains a great deal of the 21.9 percent increase in SEK’s total minimum capital requirements for credit risk between December 31, 2016 and June 30, 2017. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk shall be calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules, the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the above mentioned Basel I-based rules should constitute the minimum capital requirement.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that will be applied to exposures located in Sweden was increased from 1.5 percent to 2.0 percent as of March 19, 2017. As of June 30, 2017, the capital requirement related to relevant exposures in Sweden is 68 percent (year-end 2016: 69 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates activated in other countries may have effects on SEK, but as most capital requirements from relevant credit exposures are related to Sweden, the potential effect is limited. As of June 30, 2017, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.02 percentage points (year-end 2016: 0.01 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, will hence not apply to SEK.

Leverage Ratio

Skr mn	June 30, 2017	December 31, 2016
Exposure measure for the leverage ratio
On-balance sheet exposures	270,869	278,324
Off-balance sheet exposures	37,587	35,626
Total exposure measure	308,456	313,950
Leverage ratio	5.5%	5.3%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio.

Internally assessed economic capital excl. buffer

Skr mn	June 30, 2017	December 31, 2016
Credit risk	7,467	7,481
Operational risk	182	182
Market risk	1,827	1,597
Other risks	246	258
Capital planning buffer	2,005	1,668
Total	11,727	11,186

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s Annual Report for 2016.

Note 11. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	June 30, 2017		December 31, 2016		June 30, 2017		December 31, 2016		June 30, 2017		December 31, 2016
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	105.1	39.5	117.3	42.9	60.0	83.9	56.4	84.1	165.1	48.9	173.7	51.0
Regional governments	14.0	5.3	19.9	7.3	0.1	0.1	—	—	14.1	4.2	19.9	5.8
Multilateral development banks	0.3	0.1	1.9	0.7	—	—	—	—	0.3	0.1	1.9	0.6
Financial institutions	41.0	15.4	39.8	14.5	5.8	8.1	5.4	8.0	46.8	13.9	45.2	13.2
Corporates	105.6	39.7	94.7	34.6	5.6	7.9	5.3	7.9	111.2	32.9	100.0	29.4
Total	266.0	100.0	273.6	100.0	71.5	100.0	67.1	100.0	337.5	100.0	340.7	100.0

Net exposure by region and exposure class, as of June 30, 2017

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central-and East European countries	Total
Central governments	—	3.8	2.6	3.1	—	0.9	138.1	13.4	3.2	165.1
Regional governments	—	—	—	—	—	—	13.6	0.5	—	14.1
Multilateral development banks	—	—	—	—	—	—	—	0.3	—	0.3
Financial institutions	—	4.0	2.5	7.8	0.5	1.2	10.5	20.0	0.3	46.8
Corporates	4.1	4.3	1.1	3.6	—	3.5	75.5	18.9	0.2	111.2
Total	4.1	12.1	6.2	14.5	0.5	5.6	237.7	53.1	3.7	337.5

Net exposure by region and exposure class, as of December 31, 2016

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central-and East European countries	Total
Central governments	—	3.6	2.8	3.8	—	0.9	140.7	18.6	3.3	173.7
Regional governments	—	—	—	—	—	—	18.0	1.9	—	19.9
Multilateral development banks	—	—	—	—	—	—	—	1.9	—	1.9
Financial institutions		1.1	1.4	9.2	0.6	1.3	7.2	24.1	0.3	45.2
Corporates	3.9	1.8	1.4	2.4	—	3.2	68.7	18.4	0.2	100.0
Total	3.9	6.5	5.6	15.4	0.6	5.4	234.6	64.9	3.8	340.7

Net exposure European countries, excluding Sweden

Skr bn	June 30, 2017	December 31, 2016
France	13.0	14.0
United Kingdom	7.8	8.5
Finland	6.8	7.8
Denmark	6.5	8.4
Norway	5.1	5.9
Germany	5.0	6.9
Poland	3.1	3.3
The Netherlands	2.8	2.8
Spain	2.7	2.1
Luxembourg	1.5	4.8
Switzerland	0.6	1.6
Belgium	0.6	0.6
Ireland	0.4	0.4
Latvia	0.2	0.3
Iceland	0.2	0.3
Hungary	0.1	0.1
Russia	0.1	0.1
Estonia	0.1	0.1
Austria	0.1	0.6
Portugal	0.0	0.1
Italy	0.0	0.0
Total	56.7	68.7

Note 12. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2016. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2016.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the Chief Executive Officer confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, July 18, 2017

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Reinhold Geijer
Chairman of the Board	Director of the Board	Director of the Board

Hans Larsson	Susanne Lithander	Lotta Mellström
Director of the Board	Director of the Board	Director of the Board

Ulla Nilsson	Teppo Tauriainen
Director of the Board	Director of the Board

Catrin Fransson
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

October 24, 2017 Interim Report for the period January 1, 2017 — September 30, 2017

February 1, 2018 Year-end Report for the period January 1, 2017 — December 31, 2017

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 18, 2017 14:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2016, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets
The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated securities issued. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 10).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition (see the Statement of Financial Position and Note 9).

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months.

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 9). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowing

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and senior securities issued.

Repurchase and redemption of own debt

The amounts are based on the trade date. In the Consolidated Statement of Cash Flows, amounts are shown based on settlement dates. Differences can occur between these amounts, since trade dates and settlement dates can differ and occur in different reporting periods.

S-system

The S-system comprises of the system of officially supported export credits (CIRR) and the system for concessionary loans.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiaries (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

Mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes administration of the officially supported CIRR system.

Vision	SEK’s vision is to strengthen the competitiveness of Swedish exporters and, thereby help to create employment and sustainable growth in Sweden.

Our clients

SEK’s offering is aimed at Swedish exporters and their customers and, currently, our clients are mainly represented among the 100 largest Swedish exporters with sales exceeding Skr 5 billion. Starting in 2015, we have also expanded our offering to reach medium-sized exporters with sales of more than Skr 500 million.

Our partnerships	We have close partnerships with other export promotion agencies in Sweden such as EKN, Business Sweden, Almi and Swedfund. We also work together with numerous Swedish and international banks.

Employees	SEK has about 260 employees and its head office is located in Stockholm, Sweden. SEK also has a representative office in Gothenburg.

Core values	SEK is governed by our core values: solution orientation, collaboration and professionalism.

SEK’s history	SEK has helped the Swedish export industry with financing solutions in 55 years. The Swedish government and the largest banks founded SEK in 1962, and the government became the sole owner in 2003.